                                                                    EXHIBIT 99.1


For immediate release


                            CHINA ENTERPRISES LIMITED

                                  PRESS RELEASE

     NEW YORK, NOVEMBER 13, 2002. China Enterprises Limited (NYSE Symbol: CSH) announces that due to other commitments Mr. Michael A. Goldberg ("Mr. Goldberg") has regretfully resigned as independent director of the Company with effect from October 16, 2002.

The board would like to take this opportunity to extend its appreciation to Mr. Goldberg for his past contribution to the Company.


                                   ****End****


For more information, please contact:

    Hong Kong
    China Enterprises Limited
    Tel: (852) 2372 0130
    Fax: (852) 2810 6982

    New York
    Citigate Dewe Rogerson Inc.
    Tel: (212) 688 6840
    Fax: (212) 838 3393